EXHIBIT 12.1

Hardinge Inc.
Ratio of Earnings to Fixed Charges

The table below sets forth the Ratios of Earnings to Fixed Charges for the periods indicated:

	Years Ended December 31
	2012	2011	2010	2009	2008
	(in thousands)
Income (loss) before income taxes	$19,341	$16,359	$(3,066)	$(31,462)	$(31,257)
Add:
Fixed charges	1,311	778	786	2,222	2,104
Subtract:
Capitalized interest	68	44	—	—	—
Total earnings (deficiency)	$20,584	$17,093	$(2,280)	$(29,240)	$(29,153)

Fixed charges
Interest expense	$781	$215	$116	$585	$1,293
Capitalized interest	68	44	—	—	—
Amortization of debt issuance costs	78	124	310	1,341	421
Interest portion of rental expense (a)	384	395	360	296	390
Total fixed charges	$1,311	$778	$786	$2,222	$2,104

Ratio of earnings to fixed charges(b)	15.70	21.97	—	—	—

(a)  Calculated as 13% of rental expense which is a reasonable approximation of the interest factor.

(b)  For the years ended December 31, 2010, 2009 and 2008, earnings were inadequate to cover fixed charges by $3.1 million, $31.5 million and $31.3 million, respectively.